SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayer ID (CNPJ/MF): 00.108.786/0001-65
Company Registry (NIRE): 35.300.177.240
Publicly Held Company
Rua Verbo Divino nº 1.356 - 1ºandar. , São Paulo-SP

MATERIAL FACT

Net Serviços de Comunicação S.A. (NET), a publicly held company with head offices at Rua Verbo Divino nº 1.356 - 1º andar, Chácara Santo Antônio, inscribed in the Corporate Taxpayers Register (CNPJ/MF) under number 00.108.786/0001 -65, hereby announces, in accordance with CVM Instruction 358/02, the following material fact:

Given the growing expansion of the services, the differentiation and complementary nature of the networks of NET and Empresa Brasileira de Telecomunicações S.A. (“Embratel”), the strategic importance of broadband in its product portfolio, the expectation of constant long-term growth for this service and the high costs involved in building its own network, NET, partially in lieu of the current agreements with Embratel, with shorter terms and no guarantee of continuity, has decided to invest in acquiring the transmission capacity generated by Embratel’s high capacity IP backbone infrastructure. This new agreement structure grants NET the irrevocable and indefeasible right to use Embratel’s network in the long term for the provision of its broadband service by entering into Indefeasible Right of Use (IRU) agreements.

NET has also entered into Indefeasible Right of Use (IRU) agreements that allow Embratel to use the transmission capacity in local accesses in its HFC network to provide the fixed telephony service.

The agreements were based on current market prices and on international practices for the use of third-party infrastructure. According to the accounting norms for registration of agreements, this agreement will contribute to improving NET’s EBITDA margin and will have no significant cash impact.

São Paulo, December 29, 2009.

João Adalberto Elek
Chief Financial and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.